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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G
                                (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 13)


                                  Innovex, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.04 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    45 76 47
--------------------------------------------------------------------------------
                                 (CUSIP Number)



--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

          [_]  Rule 13d-1(b)

          [_]  Rule 13d-1(c)

          [x]  Rule 13d-1(d)


----------


(SC13G-07/98)

CUSIP No. 457647                      13G                      Page 2 of 5 Pages


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
                Thomas W. Haley


________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION



________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           847,220
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          -0-
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         847,220
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER
                    -0-
    WITH
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                847,220
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                5.6%

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

                IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 457647                      13G                      Page 3 of 5 Pages


________________________________________________________________________________
Item 1(a).  Name of Issuer:

                Innovex Inc.

________________________________________________________________________________
Item 1(b).  Address of Issuer's Principal Executive Offices:

                5540 Pioneer Creek Drive
                Maple Plain MN 55359-9003
________________________________________________________________________________
Item 2(a).  Name of Person Filing:

                Thomas W. Haley

________________________________________________________________________________
Item 2(b).  Address of Principal Business Office, or if None, Residence:

                Innovex Inc.
                5540 Pioneer Creek Drive
                Maple Plain MN 55359-9003
________________________________________________________________________________
Item 2(c).  Citizenship:

                American

________________________________________________________________________________
Item 2(d).  Title of Class of Securities:

                Common Stock, $.04 par value

________________________________________________________________________________
Item 2(e).  CUSIP Number:

                457647

________________________________________________________________________________
Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

                Not Applicable

CUSIP No. 457647                      13G                      Page 4 of 5 Pages


Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
The ownership of Mr Haley as of December 31, 2002 was as follows:

     (a)  Amount beneficially owned:                                            847,220


     (b)  Percent of class:                                                     5.6%


     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote                        847,220
                (Includes options exercisable within 60 days of
                December 31, 2002 to purchase 46,000 shares)

          (ii)  Shared power to vote or to direct the vote                      -0-


          (iii) Sole power to dispose or to direct the disposition of           847,220
                (Includes options exercisable within 60 days of
                December 31, 2002 to purchase 46,000 shares)


          (iv)  Shared power to dispose or to direct the disposition of         -0-

________________________________________________________________________________
Item 5.  Ownership of Five Percent or Less of a Class.

________________________________________________________________________________
Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.
                Not Applicable

________________________________________________________________________________
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                Not Applicable

________________________________________________________________________________
Item 8.  Identification and Classification of Members of the Group.

                Not Applicable

________________________________________________________________________________
Item 9.  Notice of Dissolution of Group.

                Not Applicable

________________________________________________________________________________
Item 10.  Certifications.

Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  February, 14, 2003
                                        ----------------------------------------
                                                        (Date)


                                                  /s/ Thomas W. Haley
                                        ----------------------------------------
                                                      (Signature)


                                                        Chairman
                                        ----------------------------------------
                                                      (Name/Title)